SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 23, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

     CORPORATE TAXPAYER’S ID (CNPJ): 43.776.517/0001-80
COMPANY REGISTRY (NIRE): 35.3000.1683-1
SUBSCRIBED AND FULLY PAID-IN CAPITAL - R$ 3,403,688,565.23

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 29, 2008

Date, Time and Place: On April 29, 2008, at 11:00 am, at the Company’s headquarters, located at Rua Costa Carvalho 300, in the city and state of São Paulo. CALL: Call notice published in the editions of March 29, 2008, April 1 and 2, 2008, of the “Official Gazette of the State of São Paulo” and “Folha de São Paulo” newspapers. ATTENDANCE: Shareholders representing more than two thirds of the capital stock, as per signatures in the Shareholders’ Attendance Book, as well as the Fiscal Council Member Sandra Maria Giannella, and the representative of the Independent Auditors of Deloitte Touche Tohmatsu, Marco Antonio Brandão Simurro. PRESIDING BOARD: Chairman: Board member Farrer Jonathan Paul Lascelles Pallin. Secretary: shareholder Marli Soares da Costa. AGENDA: ANNUAL GENERAL MEETING I. To analyze the Management’s Accounts and the Financial Statements supported by the Fiscal Council’s and External Auditors’ Reports related to the fiscal year 2007, in conformity with the Management’s Report, Balance Sheets and the corresponding Explanatory Notes; II. To resolve on the allocation of net income of the fiscal year; III. To elect the sitting and deputy members of the Board of Directors and the Fiscal Council; EXTRAORDINARY GENERAL MEETING I. Proposal of increase of capital stock to incorporate the income reserve in the amount of R$ 2,800,000,000.00 (two billion, eight hundred million reais), in conformity with article 199, Law 6404/1976; II. Proposal of amendment to article 5, caput, of the Bylaws in order to identify the new amount of fully paid-in capital stock in view of the proposal of amendment to item I; III. Proposal of amendment to article 7, caput, of the Bylaws in order to expand the authorized capital limit, in conformity with the amendment to item I. CLARIFICATIONS: 1) The matters were duly discussed by the Capital Defense Council of the State (CODEC), by means of Opinion 063/2008, of April 25, 2008, related to Finance Secretary Process 12091-254769/2008, which instructs the vote of the representative of the shareholder São Paulo State Finance Department. 2) The minutes were drawn up in summary format, pursuant to paragraph 1, Article 130, Law 6404/76 and amendments thereto. RESOLUTIONS: The Presiding Chairman brought up for discussion item “I” of the Agenda, “To analyze the Management’s Accounts and the Financial Statements supported by the Reports from the Fiscal Council and External Auditors, related to the fiscal year 2007, in conformity with the Management’s Report, Balance Sheets and the corresponding Explanatory Notes” and registered the attendance of Messrs. Marco Antonio Brandão Simurro and Sandra Maria Giannella, representing the Independent Auditors Deloitte Touche Tohmatsu and the Fiscal Council, respectively, as well as Messrs. Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, Liege Ayub, assistant to the Chief Financial Officer and Investor Relations Officer, and Nara Maria Marcondes França, Head of Accounting. With the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact Olavo José Justo Pezzotti, based on said CODEC Opinion and considering that the matter had been approved by the Company’s Board of Directors and Fiscal Council, proposed the approval of the Management’s Accounts and the Financial Statements, supported by the Reports of the Fiscal Council and External Auditors, who declared that the referred Financial Statements adequately represented, in all relevant aspects, the equity and financial position of Sabesp as of December 31, 2007. The Chairman then put the matter to the vote and abstentions and against opinions having been duly registered, the proposal of the shareholder São Paulo State Finance Department was approved by majority of vote. Subsequently, the Chairman brought up for discussion item “II” of the Agenda, “To resolve on the allocation of net income of the fiscal year”. Resuming the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact Olavo José Justo Pezzotti, based on said CODEC Opinion and considering that the matter had been approved by the Company’s Board of Directors and Fiscal Council, proposed, pursuant to Article 192, Law 6404/76 and amendments thereto, the allocation of income from the fiscal year of 2007 as follows: Net income for the year R$ 1,048,702,734.17; (+) Realization of the Revaluation Reserve R$ 87,669,943.96; (-) Interest on Own Capital R$ 300,744,342.36; (-) 5% Legal Reserve R$ 52,435,136.71; Retained Earnings R$ 783,193,199.06. In order to fulfill the Company’s investment needs envisaged in the Lei Orçamentária Anual (Annual Budget Law) 12,788, as of December 27, 2007, for the fiscal year 2008 in the amount of R$ 891.6 million, we propose the transfer of R$ 783,193,199.06 from Retained Earnings balance to the Investment Reserve. The Chairman then put the matter to the vote and abstentions and against opinions having been duly registered, the proposal of the shareholder São Paulo State Finance Department was approved by majority of votes. Subsequently the Chairman brought up for discussion “item III” of the Agenda, “To elect the sitting and deputy members of the Board of Directors and the Fiscal Council”. With the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact Olavo José Justo Pezzotti, nominated Messrs. DILMA SELI PENA, HUMBERTO RODRIGUES DA SILVA, ANTERO PAES DE BARROS NETO, JERÔNIMO ANTUNES, FRANCISCO VIDAL LUNA, MANUELITO PEREIRA MAGALHÃES JUNIOR, MARIO ENGLER PINTO JUNIOR, REINALDO GUERREIRO and ROBERTO YOSHIKAZU YAMAZAKI as members of the Board of Directors with a term of office of one (1) year. Mr. Antonio Claudio Zeituni, representing Banco Fator, and Sandro Alfredo dos Santos, representing Citibank NA and HSCB Corretora de Títulos e Valores Mobiliários S.A., on behalf of the minority shareholders represented by them, pursuant to Article 239, Law 6404/76 and amendments thereto, nominated Mr. ALEXANDER BIALER. The proposals were discussed and were approved by majority of votes. The election of the Board’s Chairman and Vice-Chairman was also submitted by the Chairman to the resolution of the Meeting, pursuant to paragraph 6, Article 13 of the Company’s Bylaws, being approved by majority of votes, the nomination as Chairman: Mrs. Dilma Seli Pena; Vice-Chairman: Mr. Humberto Rodrigues da Silva. Having the abovementioned resolutions been resolved, the Board of Directors is currently composed of: Chairman: Mrs. Dilma Seli Pena, Brazilian citizen, divorced, geographer and master in public administration, resident and domiciled at Alameda Campinas, 720, apartamento 12, Jardim Paulistano, in the City and State of São Paulo, Identity Card (RG) 216.219 SSP/DF and Individual Taxpayer’s ID (CPF) 076.215.821 -20; Vice-Chairman: Mr. Humberto Rodrigues da Silva, Brazilian citizen, single, business administrator, resident and domiciled at Rua Pais de Araújo, 89, apartamento 132, Itaim Bibi, in the City and State of São Paulo, Identity Card (RG) 7.562.671 -8 SSP/SP and Individual Taxpayer’s ID (CPF) 014.114.778 -47; Members: Messrs. Antero Paes de Barros Neto, Brazilian citizen, married, journalist and broadcaster, resident and domiciled at Rua Guadalajara, 44, apartamento 702, in the City of Cuiabá, State of Mato Grosso, Identity Card (RG) 304.539 SSP/MT and Individual Taxpayer’s ID (CPF) 103.429.311 -72, Jerônimo Antunes, Brazilian citizen, married, accountant and business administrator, resident and domiciled at Rua Diogo de Faria, n° 1320, apartamento 162, Vila Clementino, in the city and State of São Paulo, Identity Card (RG) 7.988.834 -3 and Individual Taxpayer’s ID (CPF) 901.269.398 -53; Francisco Vidal Luna, Brazilian citizen, married, economist, resident and domiciled at Rua Sampaio Vidal, n° 440, Jardim Paulistano, in the city and State of São Paulo, Identity Card (RG) 3.500.003 SSP/SP and Individual Taxpayer’s ID (CPF) 031.950.828 -53; Manuelito Pereira Magalhães Júnior, Brazilian citizen, married, economist, resident and domiciled at Rua Iperoig, 690, apartamento 184, Perdizes, in the City and State of São Paulo, Identity Card (RG) 2.162.807 -61 SSP/BA and Individual Taxpayer’s ID (CPF) 478.682.525 -53; Mario Engler Pinto Junior, Brazilian citizen, single, attorney, resident and domiciled at Rua Tabatinguera, 140, 17° andar, Centro, in the City and State of São Paulo, Identity Card (RG) 4.722.183 SSP/SP and Individual Taxpayer’s ID (CPF) 988.910.818 -68; Reinaldo Guerreiro, Brazilian Citizen, married, accountant, resident and domiciled at Rua Barão do Rio Branco, 334, in the City of São Roque, State of São Paulo, Identity Card (RG) 6.156.523 -4 SSP/SP and Individual Taxpayer’s ID (CPF) 503.946.658 -72; Roberto Yoshikazu Yamazaki, Brazilian citizen, married, business administrator, resident and domiciled at Avenida Interlagos, 871, bloco 07, apartamento 37, Santo Amaro, in the City and State of São Paulo, Identity Card (RG) 8.339.861 -2 SSP/SP and Individual Taxpayer’s ID (CPF) 810.647.568 -91 and Alexander Bialer, Brazilian citizen, single, mechanical engineer, resident and domiciled at Rua Itapicuru, 380, apartamento 224, Perdizes, in the City and State of São Paulo, Identity Card (RG) 3.563.319 SSP/SP and Individual Taxpayer’s ID (CPF) 029.379.568 -15. The members of the Board of Directors herein elected shall perform their duties pursuant to the Company’s Bylaws, and their compensation shall be established pursuant to CODEC opinion 001/2007 and submitted to the conditions of CODEC opinion 116/2004. In addition, pursuant to CODEC opinion 150/2005, Members should be entitled to an eventual premium. And, pursuant to item 4.3, section IV of the of Listing of Bovespa’s Novo Mercado (New Market) Regulations, the Independent members of the Board of Directors are Jerônimo Antunes, Alexander Bialer and Reinaldo Guerreiro. Immediately thereafter, the Chairman proceeded to the election of the sitting and deputy members of the Fiscal Council, granting the attending shareholders the right to nominate said members. Subsequently the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact Olavo José Justo Pezzotti, indicated as sitting members Messrs. MARIA DE FÁTIMA ALVES FERREIRA, EM¥LIA TICAMI, SANDRA MARIA GIANNELLA and AT¥LIO GERSON BERTOLDI and as deputy members Messrs. TOMÁS BRUGINSKI DE PAULA, NEY NAZARENO S¥GOLO, VANILDO ROLANDO NEUBAUER and DERALDO DE SOUZA MESQUITA JUNIOR. Mr. Antonio Claudio Zeituni, representing Banco Fator, and Sandro Alfredo dos Santos, representing Citibank NA and HSCB Corretora de Títulos e Valores Mobiliários S.A., pursuant to Article 240, Law 6404/76 and amendments thereto, nominated as sitting and deputy members of the Fiscal Council, respectively, Mr. JORGE MICHEL LEPELTIER and Mr. ALEXANDRE LUIZ OLIVEIRA DE TOLEDO. The matter was then discussed, voted and approved by majority of votes. The Fiscal Council, with a term of office of one (1) year, is currently composed as follows: Sitting Members: Messrs. Maria de Fátima Alves Ferreira, Brazilian citizen, married, business administrator, resident and domiciled at Rua da Meação 144, apartamento 51, Tatuapé, in the City and State of São Paulo, Identity Card (RG) 11.766.712 -2 SSP/SP and Individual Taxpayer’s ID (CPF) 022.218.418 -32; Emília Ticami, Brazilian citizen, single, business administrator, resident and domiciled at Rua Francisco Pugliesi, n° 403, Jardim Rizzo, in the City and State of São Paulo, Identity Card (RG) 6.923.423 -1 and Individual Taxpayer’s ID (CPF) 022.489.508 -70; Sandra Maria Giannella, Brazilian citizen, married, economist and business administrator, resident and domiciled at Rua João Pizarro Gabizo, 88, Santana, in the City and State of São Paulo, Identity Card (RG) 8.539.613 -8 SSP/SP and Individual Taxpayer’s ID (CPF) 901.639.078 -20; Atílio Gerson Bertoldi, Brazilian citizen, married, economist, resident and domiciled at Alameda Rússia, n° 258, in the City of Barueri, State of São Paulo, Identity Card (RG) 3.102.088 -4 SSP/SP and Individual Taxpayer’s ID (CPF) 030.880.228 -49, and Jorge Michel Lepeltier, Brazilian citizen, legally separated, economist, resident and domiciled at Rua Particular, s/n°, Chácara Bela Vista, in the City of Mairiporã, State of São Paulo, Identity Card (RG) 3.919.557 SSP/SP and Individual Taxpayer’s ID (CPF) 070.190.688 -04; Deputy Members: respectively, Messrs Tomás Bruginski de Paula, Brazilian citizen, single, economist, resident and domiciled at Rua Simão Álvares 175, apartamento 06, Pinheiros, in the City and State of São Paulo, Identity Card (RG) 1.554.630 -1 and Individual Taxpayer’s ID (CPF) 092.553.068 -98; Ney Nazareno Sígolo, Brazilian citizen, married, economist, resident and domiciled at Rua Voluntários da Pátria, n° 2763, apartamento 21, Santana, in the City and State of São Paulo, Identity Card (RG) 6.189.681 -0 SSP/SP and Individual Taxpayer’s ID (CPF) 769.324.198 -15; Vanildo Rolando Neubauer, Brazilian citizen, married, attorney, resident and domiciled at Rua Alves Guimarães 689, apartamento 13, Jardim América, in the City and State of São Paulo, Identity Card (RG) 6.759.053 SSP/SP and Individual Taxpayer’s ID (CPF) 603.327.868 -20; Deraldo de Souza Mesquita Junior, Brazilian citizen, married, economist, resident and domiciled at Rua Peixoto Gomide, n° 493, apartamento 62, Cerqueira César, in the City and State of São Paulo, Identity Card (RG) 10.946.854 SSP/SP and Individual Taxpayer’s ID (CPF) 079.530.638 -59, and Alexandre Luiz Oliveira de Toledo, Brazilian citizen, married, attorney, resident and domiciled at Rua Viradouro, n° 97, apartamento n° 64, Vila Nova Conceição, in the City and State of São Paulo, Identity Card (RG) 7.547.108 SSP/SP and Individual Taxpayer’s ID (CPF) 037.446.598 -36. The Fiscal Council members shall receive a monthly compensation corresponding to 20% (twenty percent) of the monthly compensation of the Company’s Executive Officers, limited to their attendance in at least one monthly meeting. The State’s attorney-in-fact also authorizes the extension of the annual gratification on a pro-rata temporis basis, pursuant to article 4 of CODEC opinion 1/91, to the members of the Board of Directors and the Fiscal Council. The Fiscal Council Members elected shall exercise their duties until the next Annual General Meeting and, should any sitting member be unable to attend a Council meeting, he/she shall inform the Company’s General Office – PPS, so that the deputy member in question may be summoned. The investiture of the Members of the Board of Directors and the Fiscal Council shall comply with the requirements and procedures provided for by the Corporate Law and other statutory provisions, including the delivery of the Asset Statement, the declaration of non-existence of legal impediment, as well as the Term of Consent to the Bovespa’s Novo Mercado Listing Rules and any other requirements under the pertinent legislation. Subsequently the Chairman brought up for discussion the Extraordinary General Meeting item “I” of the Agenda, “Proposal of increase of capital stock for the incorporation of income reserve in the amount of R$ 2,800,000,000.00 (two billion, eight hundred million reais), pursuant to article 199, Law 6404/1976”. With the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact Olavo José Justo Pezzotti, based on said CODEC Opinion and considering that the matter had been approved by the Company’s Board of Directors, proposed the approval of the increase of capital stock. After discussion, the Chairman cast the votes to the proposal of the shareholder São Paulo State Finance Department, registering the abstentions and against opinions, which was approved by majority of votes. Subsequently, the Chairman brought up for discussion item “II” of the Agenda, “Proposal of amendment to article 5, caput, of the Bylaws in order to identify the new amount of fully paid-in capital stock in view of the proposal of amendment to item I”. The representative of the shareholder São Paulo State Finance Department, the attorney-in-fact Olavo José Justo Pezzotti, based on said CODEC Opinion and considering that the matter had been approved by the Company’s Board of Directors, proposed the approval of the statutory amendment. The Chairman then put the matter to the vote and abstentions and against opinions having been duly registered, the proposal of the shareholder São Paulo State Finance Department was approved by majority of votes, replacing article 5 of the Bylaws for the following wording: Article 5 – The Company’s subscribed and fully paid-in capital stock is of R$ 6,203,688,565.23 (six billion, two hundred and three million, six hundred and eighty eight-thousand, five hundred and sixty-five reais and twenty three cents), represented by 227,836,623 (two hundred and twenty-seven million, eight hundred and thirty-six thousand, six hundred and twenty-three) book-entry registered common shares, with no par value. Subsequently the Chairman brought up for discussion “item III” of the Agenda, “Proposal of amendment to article 7, caput, of the Bylaws in order to expand the authorized capital limit, in conformity with the amendment to item I”. The representative of the shareholder São Paulo State Finance Department, the attorney-in-fact Olavo José Justo Pezzotti, based on said CODEC Opinion and considering that the matter had been approved by the Company’s Board of Directors, proposed the approval of the statutory amendment. After the Chairman cast the votes to the proposal of the shareholder São Paulo State Finance Department, registering the abstentions and against opinions, the proposal was approved by majority of votes, amending article 7 of the Bylaws to the following wording: Article 7 – By resolution of the Board of Directors, upon prior opinion expressed by the Fiscal Council, the Company may issue shares within the limit of R$ 7,000,000,000.00 (seven billion reais), regardless of any amendments to the Bylaws, subject to the legal provisions and the provisions provided for herein. The voting was as follows: Mr. Diego dos Santos Gomes Silva, Brazilian citizen, single, Identity Card (RG) 34.095.202 -7, representing the shareholder The Bank Of New York, whose power of attorney was authenticated by the Presiding Board and registered under number 1, presented the following statement of vote, being: as to item I of the agenda of the Annual General Meeting, 20,213,588 favorable to the approval, 36,788 against and 79,324 abstentions; item II, 17,901,572 favorable to the approval, 1,797,372 against and 630,754 abstentions; item III, 19,023,640 favorable to the approval, 496,482 against and 809,576 abstentions. As to item I of the Extraordinary General Meeting, 20,142,144 favorable to the approval, 94,400 against and 93,154 abstentions; item II, 20,139,886 favorable to the approval, 86,684 against and 103,130 abstentions; item III, 20,031,570 favorable to the approval, 198,210 against and 99,920 abstentions. Subsequently, Mr. Sandro Alfredo dos Santos, Brazilian citizen, single, OAB (Brazilian Bar Association)/SP 177.847, representing the shareholders whose powers of attorney were authenticated by the Presiding Board and registered under number 2, presented the statement of affirmative votes as to items I, II and III of the Annual General Meeting and items I, II and III of the Extraordinary General Meeting, and number 3, whose votes were favorable as to items I, II and III of the Annual General Meeting, with the exception of shareholders Ishares Msci Brazil (Free) index Fund, Barclays Global Investors, N.A. and Emerging Markets Sudan Free Equity Index Fund, who abstained from voting on item II of the Annual General Meeting; shareholders Public Employee Retirement System of Idaho, Sceptre Pooled Investment Fund, Veba Partnership X L.P., Trustees of the Estate of Bernice Pauahi Bishop, Gordon E. and Betty I. Moore Foundation, Municipal Employees Annuity and Benefit Fund of Ch and Bell Atlantic Master Pension Trust, who abstained from voting on item III of the Annual General Meeting and the shareholder Ohio School Employees’ Retirement System, who voted against item III of the Extraordinary General Meeting. Attended the meeting Mr. Antonio Claudio Zeituni, Brazilian citizen, divorced, OAB (Brazilian Bar Association)/SP 123.355, representing the shareholder whose power of attorney was authenticated by the Presiding Board and registered under number 4, who presented the statement of affirmative votes as to items I, II and III of the AnnualGeneral Meeting and items I, II and III of the Extraordinary General Meeting. CLOSURE AND EXECUTION OF THE MINUTES: Having no other matters to be discussed, the Chairman thanked all the attending members and declared the Annual General and Extraordinary General Meetings adjourned, determining these Minutes to be drawn up, which were then read, found in compliance and signed by the Chairman and the Secretary of the Presiding Board and the attending shareholders, who constituted the majority necessary for the resolutions to be taken. ATTENDANCE: Attended the meeting the Board member and Chairman of the Presiding Board, Farrer Jonathan Paul Lascelles Pallin, representing the Shareholder São Paulo State Finance Department, attorney-in-fact Olavo José Justo Pezzotti, the Company’s Fiscal Council Member, Sandra Maria Giannella, representing the Independent Auditors of Deloitte Touche Tohmatsu, Marco Antonio Brandão Simurro, and Messrs. Diego dos Santos Gomes Silva, Sandro Alfredo dos Santos, Antonio Claudio Zeituni and Marli Soares da Costa. DOCUMENTS FILED at the Company’s General Office (PPS).

São Paulo, April 29, 2008.

FARRER JONATHAN PAUL LASCELLES PALLIN	OLAVO JOSÉ JUSTO PEZZOTTI
Chairman of the Presiding Board	By the São Paulo State
Finance Department

MARLI SOARES DA COSTA	DIEGO DOS SANTOS GOMES SILVA
Secretary of the Presiding Board

SANDRO ALFREDO DOS SANTOS	ANTONIO CLAUDIO ZEITUNI

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 23, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.